Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Loss:
Loss before income taxes	$(257)	$(153)	$(2,197)	$(868)
Add: Total fixed charges (per below)	391	433	1,197	1,286
Less: Interest capitalized	13	11	36	27
Total earnings (loss) before income taxes	$121	$269	$(1,036)	$391
Fixed charges:
Interest	$154	$173	$483	$512
Portion of rental expense representative of the interest factor	222	255	668	758
Amortization of debt expense	15	5	46	16
Total fixed charges	$391	$433	$1,197	$1,286
Ratio of earnings to fixed charges	—	—	—	—
Coverage deficiency	$270	164	$2,233	$895